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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                       Meridian Point Realty Trust VIII Co.
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                                 (Name of Issuer)

                                 Preferred Stock
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                          (Title of Class of Securities)

                                   589954-20-5
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   May 22, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589954-20-5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,326,256*
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,326,256*
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,256*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.1%
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14   TYPE OF REPORTING PERSON*
     OO
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*Includes 1,183,556 Shares which the Fund is obligated to purchase under the
Purchase Agreement as amended, and the Assignment Agreement (as such terms are defined herein).

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CUSIP No. 589954-20-5

     This original Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions of shares of Preferred Stock, $.001 par value per share, and an agreement to purchase shares of such Preferred Stock, of Meridian Point Realty Trust VIII Co.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of Preferred Stock, $.001 par value per share (the "Shares"), of Meridian Point Realty Trust VIII Co., a Missouri corporation ("Meridian"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company. Richard M. Osborne is the sole manager of the Fund.

     (b) The address of the Fund, and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

     (c)  The principal business of the Fund is to acquire, hold, sell or
otherwise invest in all types of securities and other instruments.   Mr.
Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund and Mr. Osborne.

     (e)  Negative with respect to the Fund and Mr. Osborne.

     (f)  The Fund is a limited liability company organized under the laws of
the state of Ohio.   Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $720,000 with a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen").

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CUSIP No. 589954-20-5

     Pursuant to an Assignment Agreement, dated May 21, 1997 and executed by the Fund on May 22, 1997, between Meredith Partners, Inc. ("Meredith") and the Fund (the "Assignment"), Meredith assigned its rights under a letter agreement dated March 21, 1997, between Meredith and Massachusetts Bay Transportation Authority Retirement Fund ("Mass Bay"), and an amendment thereto, dated May 6,
1997 (as amended, the "Purchase Agreement") to the Fund.   The Purchase
Agreement provides that Meredith will purchase 1,183,566 Shares at a price of $7.90 per share on or before June 11, 1997. In consideration for the Assignment, the Fund agreed to (i) pay Meredith $50,000 to reimburse Meredith for the nonrefundable deposit Meredith made under the Purchase Agreement, which amount will be netted against the purchase price payable by the Fund under the Assignment and the Purchase Agreement; (ii) pay an amount equal to the direct out-of-pocket expenses incurred by Meredith in connection with the negotiation and signing of the Assignment and (iii) deliver to Meredith an option to purchase 200,000 Shares. The Purchase Agreement is attached hereto as Exhibits
7.1 and 7.2.  The Assignment is attached hereto as Exhibit 7.3.

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on the Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached hereto as Exhibit 7.4.


Item 4.   Purpose of Transaction.

     The Fund purchased the Shares and the Assignment to effect a change in the Board of Trustees of Meridian and to appoint Allen K. Meredith as chief executive officer of Meridian. On May 16, 1997, the Fund delivered to Meridian advance notice to nominate Mr. Osborne, Christopher L. Jarratt, John J. Ferchill and Thomas J. Smith to the Board of Trustees of Meridian, a copy of which is attached hereto as Exhibit 7.5. Meridian has not agreed at this time to effect a change in its Board or to appoint Mr. Meredith as chief executive officer. On May 23, 1997, the Fund requested that Meridian supply it with a copy of a list of shareholders of Meridian.

       The Assignment provides that the Fund will vote all shares of Meridian as to which it has voting power in such a manner as to have Mr. Osborne and Allen K. Meredith elected to the Board of Trustees of Meridian, with first priority to Mr. Osborne, second priority to Mr. Meredith, and thereafter priority to other nominees selected by Mr. Osborne. Meredith further agreed to assign to the Fund or to Mr. Osborne any proxy or proxies obtained by it from Mass Bay with respect to the 1997 Annual Meeting of Meridian or to name the Fund or Mr. Osborne as substitute proxies.

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CUSIP No. 589954-20-5

     If it becomes necessary to do so, the Fund intends to request that the Board of Trustees of Meridian amend Meridian's By-law provisions that purport to restrict any "person" from acquiring more than 9.8% of the outstanding shares of Meridian. Notwithstanding the foregoing, the Fund reserves the right to challenge the legality of such provisions.

     The Fund is aware that because Meridian is a REIT, the Internal Revenue Code of 1986, as amended (the "Code"), may govern the acquisition of additional Shares by the Fund. In particular, the Code provides that to qualify as a REIT an entity must (1) throughout each taxable year have at least 100 shareholders and (2) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the entity owned, directly or indirectly, by five or fewer individuals. In exercising its rights under the Assignment and in the event that the Fund determines to make additional purchases of Shares, it will continue to review such provisions of the Code to insure that the REIT status of Meridian is not jeopardized.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meridian;

     (ii)  the sale or disposition of a material amount of assets of Meridian;

     (iii) a material change in the present capitalization or dividend policy of Meridian;

     (iv) a material change in the business or corporate structure of Meridian;

     (v) a change to the Articles of Incorporation or Bylaws of Meridian or an impediment to the acquisition of control of Meridian by any person (except as set forth above);

     (vi)  the delisting from any national securities exchange of the Shares;

     (vii) a class of equity securities of Meridian becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (viii)any action similar to any of those enumerated in (i) through (vii) above.

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CUSIP No. 589954-20-5

     Mr. Osborne and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 5,273,927 Shares outstanding.

     Including the Shares subject to the Purchase Agreement and the Assignment, the Fund beneficially owns 1,326,256 Shares, or approximately 25.1% of the outstanding Shares. As sole sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund. Because of certain provisions contained in the Assignment, Meredith and the Fund may be deemed a group under Rule 13d-5(b), promulgated under the Exchange Act with respect to such Shares. See Item 4.

     (c) The Fund acquired Meredith's rights under the Purchase Agreement on May 22, 1997 pursuant to the Assignment.

     During the past 60 days, the Fund Purchased 9,900 Shares in open market transactions as set forth below:

                                             Approximate Per Share Price
          Date           Number of Shares       (Excluding Commissions)
     -------------       ----------------    ---------------------------
     April 3, 1997            1,900               $5.50
     April 7, 1997            4,000               $6.05
     May 9, 1997              1,500               $7.00
     May 9, 1997                500               $6.75
     May 12, 1997               800               $7.50
     May 12, 1997               500               $7.75
     May 12, 1997               500               $7.88
     May 12, 1997               200               $7.25

     (d)  Not Applicable.

     (e)  Not Applicable.
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CUSIP No. 589954-20-5

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Reference is hereby by made to the  Purchase Agreement attached hereto as
Exhibit 7.1 and 7.2, and the Assignment attached hereto as Exhibit 7.3. See Items 3 and 4.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1 Letter Agreement between Massachusetts Bay Transportation Authority Retirement Fund and Meredith Partners, Inc., dated March 21, 1997

     Exhibit 7.2 Letter Agreement between Massachusetts Bay Transportation Authority Retirement Fund and Meredith Partners, Inc., dated May 6, 1997

     Exhibit 7.3 Assignment Agreement, dated May 21, 1997 and executed by Turkey Vulture Fund XIII, Ltd. on May 22, 1997, by and between Meredith Partners, Inc. and Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.4 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.5 Advance Notice to Nominate Trustees to Meridian Point Realty Trust VIII Company from Turkey Vulture Fund XIII, Ltd., dated May 16, 1997
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CUSIP No. 589954-20-5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 22, 1997                     TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager


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CUSIP No. 589954-20-5

                                             Exhibit Index


     Exhibit 7.1 Letter Agreement between Massachusetts Bay Transportation Authority Retirement Fund and Meredith Partners, Inc., dated March 21, 1997

     Exhibit 7.2 Letter Agreement between Massachusetts Bay Transportation Authority Retirement Fund and Meredith Partners, Inc., dated May 6, 1997

     Exhibit 7.3 Assignment Agreement, dated May 21, 1997 and executed by Turkey Vulture Fund XIII, Ltd. on May 22, 1997, by and between Meredith Partners, Inc. and Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.4 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.5 Advance Notice to Nominate Trustees to Meridian Point Realty Trust VIII Company from Turkey Vulture Fund XIII, Ltd., dated May 16, 1997